ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by the management)

MARCH 31, 2008 AND 2007
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	March 31,	December 31,
	2008	2007
	$	$
ASSETS

Current
Cash	$9,995	$2,239
Advances and prepaid expenses	11,084	1,084
Goods and services tax and Quebec sales tax recoverable	682	16,484
	21,761	19,807
Equipment	2,589	2,763

	$24,350	$22,570

LIABILITIES

Current
Accounts payable and accrued liabilities	$94,864	$39,564
Amounts payable to related parties	163,129	119,653
	257,993	159,217

STOCKHOLDERS’ EQUITY

Capital Stock
Authorized:
100,000,000 common voting shares without par value
Issued:
76,831,894 common voting shares (Dec 31, 2007 – 76,831,894)	12,383,714	12,383,714

Additional paid in capital	3,035,356	3,035,356

Deficit accumulated during the exploration stage	(15,652,713)	(15,555,717)
	(233,643)	(136,647)

	$24,350	$22,570

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		June 16, 1995
			(inception)
	MARCH 31		To
			March 31,
	2008	2007	2008
	$	$	$
Expenses
Amortization	175	238	5,256
Consulting	15,000	9,000	223,235
Consulting – stock based compensation	-	92,900	2,713,558
Financing fee – stock based compensation	-	-	11,300
Interest expense and bank charges	131	146	13,080
Mineral property acquisition and exploration costs
(recovery)	(9,485)	208,007	10,981,424
Management fees	75,000	21,500	722,154
Office and sundry	3,937	22,975	452,948
Professional fees	8,068	1,471	339,334
Travel and promotion	4,170	45,945	257,586

Loss Before Taxes	(96,996)	(402,182)	(15,719,875)

Deferred tax recovery	-	-	67,162

Net Loss	(96,996)	(402,182)	(15,652,713)

Loss Per Share, basic and diluted	(0.00)	(0.01)

Weighted Average Common Shares Outstanding	76,981,894	76,135,042

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related
party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for
mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for
cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax
recovery on 108,000 flow-through	-	(2,376)	-	-	-	(2,376)
shares
June 8, 2004 – shares issued for cash
at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options
exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued
for cash at $0.18 per share
inclusive of 132,500 shares as
finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for
mineral property database at $0.39
per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned
on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004,
carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for
overpayment in 2004 private			-
placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares
issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax
recovery on 295,000 flow-through
shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at
U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at
U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at			-
U.S. $0.15 per share	250,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise
of warrants at $0.30 per share	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at
U.S. $0.15 per share inclusive of
200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to
related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for
property acquisition at a deemed
price of US $0.15 per share	48,888,888	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on
exercise of stock options at
US $0.15 per share	410,000	69,317	-	-	-	69,317
February 2006, shares issued on
exercise of warrants at $0.30
per share	744,500	223,350	-	-	-	223,350
March 7, 2006, shares issued for
property acquisition at
U.S. $0.36 per share	125,000	51,772	-	-	-	51,772
May 24, 2006, shares issued for
flow-through private placement
at US $0.25 per share	340,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on
exercise of warrants at US $0.25
per share	955,000	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-
through private placement
at $0.23 per share	200,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 540,000
flow-through shares	-	(44,667)		-	-	(44,667)

Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006,
carried forward	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for
Property option payment at
US$0.30 per share deemed price	500,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for
options exercise at US$0.15 per	50,000	8,760	-	-	-	8,760
share
March 31, 2007, shares issued for
Pvt. Placement at US$0.15per share
net of finder’s fee of $4,537	266,667	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for
Options exercise at US$0.15 per	50,000	8,507	-	-	-	8,507
share
June 18, 2007, shares issued for debt			-
at US$0.20 per share	100,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	76,981,894	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the period ended March 31,
2008	-	-	-	-	(96,996)	(96,996)
Balance, March 31, 2008	76,981,894	12,383,714	-	3,035,356	(15,652,713)	(233,643)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	THREE MONTHS ENDED		(inception)

	MARCH 31		To

	2008	2007	March 31, 2008
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(96,996)	(402,182)	(15,652,713)
Adjustments to reconcile net loss to net cash from
operating activities:
Amortization	175	238	5,256
Stock based compensation	-	92,900	2,724,858
Shares issued for exploration and mineral property
Acquisition costs	-	175,530	9,030,361
Shares issued for debt	-	-	23,306
Deferred tax recovery	-	-	(67,162)

Changes in non-cash operating working capital items:
Advances and prepaid expenses	(10,000)	(23,090)	(11,084)
Goods and Services Tax and Quebec sales tax recoverable	15,801	26,046	(683)
Accounts payable and accrued liabilities	55,300	24,363	94,864
Amounts payable to related parties	43,476	(18,067)	466,127
NET CASH FLOWS USED IN OPERATING ACTIVITIES	7,756	(124,262)	(3,386,870)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	-	54,944	3,404,710
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	54,944	3,404,710

INCREASE (DECREASE) IN CASH	7,756	(69,318)	9,995
CASH, BEGINNING OF PERIOD	2,239	126,611	-

CASH, END OF PERIOD	9,995	57,293	9,995

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2007. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2007.

2.	DORAN (Quebec) PROPERTY

i) By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 750,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 125,000 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 125,000 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.

$75,000 (paid in 2007) and 250,000 common shares on or before March 15, 2007 (issued in 2007- Note 2 iv)); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 2 iii)); and

d.

$75,000 (paid in 2008 by Abbastar – Note 2 v)) and 250,000 common shares on or before March 15, 2008 (issued in 2007 – Note 2 iv)); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar).

ii) The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii) On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009;
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv) In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

v) On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	CAPITAL STOCK

	a)	Issued Shares

There were no share transactions during the three months ended March 31, 2008. There were 76,831,894 shares issued and outstanding on March 31, 2008.

	b)	Stock Options

During the three months ended March 31, 2008 no stock options were granted, repriced, exercised or expired.

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at March 31, 2007:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise Price
Prices	Outstanding	(in years)	Price	Exercisable
U.S. $0.15
- U.S. $0.25	6,390,000	0.84	U.S. $0.225	6,390,000	U.S. $0.225

c)	Warrants

During the three months ended March 31, 2008, no new warrants were issued nor any warrants were exercised. However, 133,333 warrants with an exercise price of US$0.25 per share expired.

The following table lists the common share warrants outstanding at March 31, 2008. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

170,000	U.S. $0.30	May 23, 2008
5,333,334	U.S. $0.25	November 17, 2008
100,000	CDN $0.35	December 27, 2008
5,603,334

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(Stated in Canadian Dollars)

4.	RELATED PARTY TRANSACTIONS

During the period ended March 31, 2008, the Company incurred $75,000 (2007 – $21,500) for management fees to directors and officers of the Company.

Amounts payable to related parties at March 31, 2008 of $163,129 (December 31, 2007 - $11,285) is to directors.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5.	CONTINGENCY

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for Hatchet and Smeaton properties.

As consideration for the Agreements the Company had issued 48,888,888 shares of common stock (the “Consideration Shares”) of the Company capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

Of the 48,888,888 Consideration shares, 15,000,000 shares were paid for the Hatchet Lake property and 33,888,888 shares were paid for the Smeaton property. Furthermore 3,888,888 shares of the Smeaton Consideration shares were paid to the property vendor, 1010 and the remaining 45,000,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 45,000,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company is seeking to have 1010 return the 3,888,888 shares as the Company contends that 1010 is in breach by not completing work on the Smeaton property in a workmanlike fashion by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010 failed to provide documentation requested by the Company to have a National Instrument 43-101 compliant report completed on the Smeaton property.

The Company has filed all required documentation with the courts for the process of examination for discovery but has not received the same from CMKM or 1010. The Company has requested of both defendants appropriate dates for trial but no response is forthcoming at the time of this report.

The outcome of the above legal proceedings is not presently determinable, and the amount of the ultimate recovery, if any, cannot be reasonably estimated at this time so no accrual has been recorded in the current period or the past fiscal year.